

September 27, 2010

Yanhong Ren
Chief Financial Officer
DK Sinopharma, Inc.
Dongxing Building, 4th Floor
No.1 Xinke Road,
Xi'an, the People's Republic of China 710043

> **Re: DK Sinopharma, Inc.**
> **Form 10-K for the Fiscal Year ended September 30, 2009**
> **Forms 8-K and 8-K/A filed May 10, 2010 and May 21, 2010**
> **Form 10-Q for the Quarterly Period ended June 30, 2010**
> **File No. 333-156302**

Dear Mr. Ren:

    We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

    After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Form 10-Q for the Quarterly Period ended June 30, 2010

Consolidated Statements of Income, page F-2

1.   Please revise your presentation to include the amount currently presented in the line item "Stock based compensation cost" within the respective functional line items.

2.   On page 9 you disclose that research and development expenses for the three months and six months ended June 30, 2010 were $172,391. In accordance with ASC 730-10-50-1, please include disclosure in the financial statements of total research and development

costs charged to expense in each period for which an income statement is presented. In addition, please disclose your accounting policy for research and development expenses.

Notes to Consolidated Financial Statements
Note 1 – Organization

3.   It appears that you have consolidated Slovan for periods prior to January 27, 2010, the effective date for the contractual arrangements with WFOE. Based on your disclosure, it appears that WFOE did not exist prior to January 26, 2010. Please expand your disclosure to describe the accounting treatment for these transactions and tell us the applicable accounting literature you relied upon.

4.   Please expand your disclosure to include a detailed description of the reverse acquisition that occurred on May 10, 2010, including how it was accounted for.

Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page F-10

5.   Your disclosure states that revenue is recognized at the date of shipment but also states revenue is recognized when delivery is completed. Please revise your disclosure to clarify at what point revenue is recognized and when title passes to the customer.

Note 6 – Income Taxes, page F-12

6.   Since the company is entitled to a five-year tax exemption from 2007 through 2011, please revise your disclosure to include the aggregate dollar and per share effects of the tax holiday. See SAB Topic 11.C.

Note 8 – Warrants, page F-13

7.   Please revise the disclosure to include the information for stock options in a separate note to the financial statements. On page F-10 you state that there were 426,000 options outstanding as of June 30, 2010. Please include a table in the notes to financial statements for all options outstanding and include the disclosures required by ASC 718-10-50-2. Please clarify whether any stock based compensation expense was recorded related to options.

8.   On page 47 of the Form 8-K filed on May 10, 2010 you disclose three issuances of warrants of 72,727 each which would be a total of 218,181. Therefore, please explain why the amount in the table in Note 8 is 281,181.

9.   You disclose that $77,568 has been recorded as stock based compensation. Please explain the difference between this amount and the $45,549 recorded in the consolidated statements of income.

10.   Please revise your disclosure to include the assumptions used as well as the specific model used to determine the fair value of the warrants.

11.   You disclose on page 47 of the Form 8-K filed on May 10, 2010 that the exercise price of the warrants shall be reduced in certain circumstances. In addition, the functional currency of the company is the Chinese Renminbi but the warrants are denominated in U.S. Dollars. Therefore, please tell us why the warrants issued during 2010 are not required to be classified as liabilities pursuant to ASC 815-40-15 and subsequent changes in fair value recorded in earnings.

Management's Discussion and Analysis or Plan of Operations, page 5

12.   Your disclosure on page 28 of the Form 8-K filed on May 10, 2010 states that you do not currently maintain allowances for doubtful accounts. However, your disclosure on page F-7 states that you do maintain a reserve for doubtful accounts. Please revise your disclosure to clarify the company's policy regarding the allowance for doubtful accounts.

13.   Please expand your disclosure to state the steps you take in collecting accounts receivable. Please disclose your policy with respect to determining when a receivable is recorded as a bad debt and when a write off is recorded. Clarify the threshold (amount and age) for account balance write-offs.

14.   Please expand your disclosure related to estimates of items that reduce gross revenue, such as product returns, chargebacks, rebates and other discounts and allowances. Please revise your disclosure to include the following:
   - A roll forward of the accrual for each estimate for each period presented showing the following:
     o   Beginning balance,
     o   Current provision related to sales made in current period,
     o   Current provision related to sales made in prior periods,
     o   Actual returns or credits in current period related to sales made in current period,
     o   Actual returns or credits in current period related to sales made in prior periods, and
     o   Ending balance.
   - In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e product returns, chargebacks, customer rebates and other discounts and allowances), including the effect that changes in your estimates of these items had on your revenues and operations.

Results of Operations
Revenue, page 6

15.   Please expand your disclosure regarding the increases in net sales to separately quantify the increases attributable to volumes and price increases. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Other Income, page 10

16.   Please revise your disclosure to include an explanation for the increase in other income. Please clarify whether the amount related to bad debt recoveries disclosed in the statement of cash flows is included in this line item, and if not, disclose where those recoveries are classified in your statements of operations.

Liquidity and Capital Resources, page 11

17.   As the majority of your operations are in China, and your parent company is located in the United States, there appear to be restrictions on your ability to obtain cash from your operations in China and to pay interest and principle on debt or dividends on your equity at the parent level. Please disclose within Management's Discussion and Analysis, the nature of the restrictions on your Chinese subsidiary's net assets, the amount of those net assets, and the potential impact on your liquidity.

Item 4. Controls and Procedures, page 15

18.   We note that you conduct all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your disclosure controls and procedures, we ask that you provide us with information that will help us answer the following questions.

        How do you maintain your books and records and prepare your financial statements?

        If you maintain your books and records in accordance with US GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with US GAAP.

        If you do not maintain your books and records in accordance with US GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to US GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Who is involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of US GAAP and SEC rules and regulations. Without identifying people by name, for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to US GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (US) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with US GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or an organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees to prepare your financial statements or evaluate your internal control over financial reporting, without providing us with their names, please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

Since you do not identify an audit committee financial expert in your filing, please describe the extent of the audit committee's US GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of US GAAP and internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant